UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                                 WHX Corporation
                     ---------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of class of securities)

                                    929248102
                     ---------------------------------------
                                 (CUSIP number)

                                  May 30, 2002
                     ---------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)
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CUSIP No.929248102                    13G/A                    Page 2 of 6 Pages
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 1              NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Deutsche Bank AG
--------------------------------------------------------------------------------
 2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3              SEC USE ONLY

--------------------------------------------------------------------------------
 4              CITIZENSHIP OR PLACE OF ORGANIZATION

                Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF        5      SOLE VOTING POWER
SHARES
BENEFICIALLY            4,972,470
OWNED BY        ----------------------------------------------------------------
EACH                    SHARED VOTING POWER
REPORTING
PERSON WITH      6      0
                ----------------------------------------------------------------
                        SOLE DISPOSITIVE POWER

                 7      4,972,470
                ----------------------------------------------------------------
                        SHARED DISPOSITIVE POWER

                 8      0
--------------------------------------------------------------------------------
 9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,972,470*
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         24.0%**
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

* The figure represents 871,000 shares of Series A Convertible Preferred Stock and 738,360 shares of Series B Convertible Preferred Stock convertible into 2,759,850 and 1,809,720 shares of Common Stock respectively and 402,900 shares of Common Stock.

** The percentage reflects the adjustment of outstanding shares to include the number of shares of Common Stock which would be receivable by the Reporting Person if it were to convert all of its shares of Series A and Series B Convertible Preferred Stock into Common Stock.

Item 1(a).  Name of Issuer:

     WHX Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The address of the Issuer's principal executive offices is 110 East 59th Street, New York, New York 10022.

Item 2(a).  Name of Person Filing:

     This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).  Citizenship:

     The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).  Title of Class of Securities:

     The title of the securities is Common Stock (the "Common Stock").

Item 2(e).  CUSIP Number:

     The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act;

         (b) [X] Bank as defined in section 3(a)(6) of the Act;*

         (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act;

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

----------
* The Reporting Person, a banking institution organized under the laws of the Federal Republic of Germany, is filing this Schedule 13G/A under Rule 13d-1(b) as a "bank" in reliance upon the letters of the Securities and Exchange Commission to Deutsche Bank AG dated April 14, 1994 and February 14, 2002.

         (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                 (E);

         (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) [ ] Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.  Ownership.

     (a) Amount beneficially owned:

     The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

     (b) Percent of class:

     The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote:

               The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

          (ii) shared power to vote or to direct the vote:

               The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

          (iii) sole power to dispose or to direct the disposition of:

               The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

          (iv) shared power to dispose or to direct the disposition of:

               The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2002

                                        DEUTSCHE BANK AG

                                        By: /s/  Jeffrey A. Ruiz
                                           -------------------------------------
                                           Name:   Jeffrey A. Ruiz
                                           Title:  Vice President

                                        By: /s/  Margaret M. Adams
                                           -------------------------------------
                                           Name:  Margaret M. Adams
                                          Title:  Director